Exhibit 99.2

FLJ Group Limited

NOTICE OF ANNUAL GENERAL MEETING TO BE HELD ON SEPTEMBER 18, 2023

NOTICE IS HEREBY GIVEN that the annual general meeting of FLJ Group Limited (NASDAQ: FLJ ) (“FLJ” or the “Company”) will be held on September 18, 2023 at 9:30 a.m. (Beijing time) at 4th Meeting Room, Marriott Nantong (69 Chongzhou Road, Nantong, China) for the following purposes:

A. To receive and consider the report of the directors of the Company for the fiscal year ended September 30, 2022 containing the complete audited financial statements and the report of the auditors of the Company for the fiscal year ended September 30, 2022.

B. ORDINARY RESOLUTION

1.
To consider and, if thought fit, pass with or without amendment the following resolution as an ordinary resolution of the Company:

“THAT:

(a)
each issued and unissued share of the Company with a par value of US$0.00001 each be sub-divided into 100 shares of a par value of US$0.0000001 each (the “Share Subdivision”), such that immediately following the Share Subdivision becoming effective, the authorised share capital of the Company shall be changed from (i) US$500,000 divided into 50,000,000,000 shares of a nominal or par value of US$0.00001 each, of which 37,500,000,000 shall be designated as Class A Ordinary Shares of a nominal or par value of US$0.00001 each, 2,500,000,000 shall be designated as Class B Ordinary Shares of a nominal or par value of US$0.00001 each, and 10,000,000,000 shall be designated as Preferred Shares of a nominal or par value of US$0.00001 each, to (ii) US$500,000 divided into 5,000,000,000,000 shares of a nominal or par value of US0.0000001 each, of which 3,750,000,000,000 shall be designated as Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 250,000,000,000 shall be designated as Class B Ordinary Shares of a nominal or par value of US$0.0000001 each, and 1,000,000,000,000 shall be designated as Preferred Shares of a nominal or par value of US$0.0000001 each;
(b)
immediately following the Share Subdivision becoming effective, 500,000,000,000 Preferred Shares of a nominal or par value of US$0.0000001 each not having been taken up or agreed to be taken up by any person be cancelled (the “Capital Diminution”), and the amount of the authorised share capital of the Company be diminished by US$50,000, namely from US$500,000 to US$450,000; and following the Capital Diminution, the authorised share capital of the Company shall become US$450,000 divided into 4,500,000,000,000 shares of a nominal or par value of US0.0000001 each, of which 3,750,000,000,000 shall be designated as Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 250,000,000,000 shall be designated as Class B Ordinary Shares of a nominal or par value of US$0.0000001 each, and 500,000,000,000 shall be designated as Preferred Shares of a nominal or par value of US$0.0000001 each; and
(c)
immediately following the Capital Diminution becoming effective, the authorised share capital of the Company be increased from (i) US$450,000 divided into 4,500,000,000,000 shares of a nominal or par value of US0.0000001 each, of which 3,750,000,000,000 shall be designated as Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 250,000,000,000 shall be designated as Class B Ordinary Shares of a nominal or par value of US$0.0000001 each, and 500,000,000,000 shall be designated as Preferred Shares of a nominal or par value of US$0.0000001 each, to (ii) US$1,000,000 divided into 10,000,000,000,000 shares of a nominal or par value of US$0.0000001 each, of which 8,500,000,000,000 shall be designated as Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 1,000,000,000,000 shall be designated as Class B Ordinary Shares of a nominal or par value of US$0.0000001 each, and 500,000,000,000 shall be designated as Preferred Shares of a nominal or par value of US$0.0000001 each, by the creation of an additional 4,750,000,000,000 unissued Class A Ordinary Shares of a par value of US$0.0000001 each to rank pari passu in all respects with the existing Class A Ordinary Shares and 750,000,000,000 unissued Class B Ordinary Shares of a par value of US$0.0000001 each to rank pari passu in all respects with the existing Class B Ordinary Shares.”

The board of directors of the Company has fixed the close of business in the Cayman Islands on August 17, 2023 as the record date (the “Record Date”). Only holders of the Company’s ordinary shares, whether or not represented by American Depositary shares (the “ADS”), on the Record Date are entitled to receive notice of the Company’s annual general meeting and any adjournment or postponement thereof.

If you are a holder of the Company’s ordinary shares on the Record Date, you are cordially invited to attend the annual general meeting in person.

BY ORDER OF THE BOARD OF DIRECTORS

Name: Chengcai Qu Title: Chairman of the Board of Directors, Chief Executive Officer, Chief Operating Officer and Vice President
Date: August 10, 2023